

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust, Inc.
106 York Road
Jenkintown, Pennsylvania 19046

      Re: American Realty Capital Trust, Inc.
                Pre-Effective Amendment No. 1 to
                Post-Effective Amendment No. 12 to Form S-11
                Filed April 27, 2011
                File No. 333-145949

                Form 10-K for the fiscal year ended December 31, 2010
                Filed March 31, 2011
                File No. 333-145949

Dear Mr. Schorsch:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide disclosure about the relationship between the offering price and your net tangible book value per share as of December 31, 2010. Refer to Item 506 of Regulation S-K.

2.   Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception in the prospectus.

Prospectus dated December 13, 2010

Selected Financial Data, page 140

3.   We note that you present MFFO in your selected financial data, which is a non-GAAP financial measure, but you do not provide a reconciliation of this measure to a GAAP financial measure in accordance with Item 10(e) of Regulation S-K. Please remove the disclosure regarding MFFO from your prospectus.

Supplement No. 4 dated April 27, 2011

Real Property Investments, page S-1

4.   We note that you disclose the annualized rental income for your properties. Based on the definition provided, it is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations. Furthermore, please also disclose annualized rental income, which takes into account tenant concessions, if applicable, on per square foot or unit basis. Please provide similar disclosure on a portfolio basis in your future Exchange Act filings.

5.   We note your disclosure regarding capitalization rates in footnote (3) on page S-4. Please expand your disclosure to explain in more detail how capitalization rates are calculated. For example, please describe how NOI is calculated, in particular, the basis for which you make any assumptions on future occupancy, rents or property expenses. Please provide similar disclosure in your future Exchange Act filings.

Status of Distributions, page S-9

6.   Refer to the table on page S-9. We note that the disclosure in the table does not appear to coincide with similar information provided on page 49 of your Form 10-K for the fiscal year ended December 31, 2010. In particular, we note that the data for the 4th quarter as well as the data regarding proceeds from the issuance of common stock differ between the two filings. Please revise or advise.

Form 10-K for the Fiscal Year Ended December 31, 2010

Non-GAAP Financial Measures, page 48

7.   We refer you to the first full paragraph on page 49, which discusses the provision of non-GAAP financial measures to investors on a supplemental basis. Please make sure that future Exchange Act filings discussing non-GAAP financial measures are consistent with your Securities Act filings. We urge you to also consider the conditions of Regulation G

of the Exchange Act and Item 10(e) of Regulation S-K when providing non-GAAP disclosure in future communications to investors, particularly the rules regarding the accompaniment and relative prominence of the corresponding GAAP measure.

8.   Refer to the comment above and your Form 8-K filed April 1, 2010. Please revise to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the acquisition and offering stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

9.   We note your disclosure in that same Form 8-K that distributions paid during the quarter were fully supported by modified funds from operations. MFFO is not indicative of cash flow available to fund cash needs and is not an indication of your liquidity. Please tell us why you believe the statement that distributions were supported by MFFO is appropriate and why you have included your distributions paid on the same page as your MFFO reconciliation. We may have further comments upon reviewing your response.

10. Refer to the distributions table on page 49. You indicate that in the 4th quarter, you used approximately $2.8 million from cash flows from operations to pay distributions. Your disclosure, however, indicates that you used approximately $1.3 million in cash from operations for that same period. Please revise or advise.

11. Refer to the table that compares cumulative distributions paid to net loss since inception. We note that the line items under "Reconciliation of net loss" do not add up to your net loss since inception. Please revise or advise.

12. Refer to the certifications filed as exhibits 31.1 and 31.2. We note that you have included a defined term when referring to your Form 10-K. For example, you refer to it as "the Report" throughout. In future filings, please ensure that the certifications filed are in the exact form as prescribed by the rules.

Nicholas S. Schorsch
American Realty Capital Trust, Inc.
April 28, 2011
Page 4

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

       Sincerely,

       Sonia Barros
       Special Counsel

cc: Peter M. Fass, Esq.
   Proskauer Rose LLP
   Via facsimile (212) 969-2900